UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

GIGGLES N HUGS, INC.
(Name of Issuer)

Common Stock, $0.001 Par Value
(Title of Class of Securities)

37518A-104
(CUSIP Number)

Joey Parsi
10250 Santa Monica Blvd., #155
Los Angeles, CA 90067
(310) 553-4847

with a copy to:

Stoecklein Law Group
402 West Broadway, Suite 690
San Diego, CA 92101
(619) 704-1310
Fax (619) 704-0556
(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications)

February 17, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [  ]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37518A-104  Page of 4 Pages

1           NAME OF REPORTING PERSON                                                                                               Giggles N Hugs, LLC

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [  ]
(b) [  ]

3           SEC USE ONLY

4           SOURCE OF FUNDS (See Instructions)                                                                                       (OO) OTHER

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6           CITIZENSHIP OR PLACE OF ORGANIZATION                                                                        California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER	None

	(8)	SHARED VOTING POWER	None

	(9)	SOLE DISPOSITIVE POWER	None

	(10)	SHARED DISPOSITIVE POWER	None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                                                           None

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                                          0%

14           TYPE OF REPORTING PERSON*                                                                                                (OO) OTHER

CUSIP No. 37518A-104  Page of 4 Pages

This Amendment No. 2 to Schedule 13D (this “Amendment”) amends the joint Schedule 13D filed on January 19, 2012 and amended by Amendment No. 1 to Schedule 13D filed on January 19, 2012 by Giggles N Hugs, LLC and Joey Parsi (the “Original Schedule 13D”).

Item 1. Security and Issuer

This statement on Schedule 13D relates to the shares of common stock, $0.001 par value per share (the “Common Stock”), of Giggles N Hugs, Inc. (the “Issuer”), a Nevada corporation, having its principal executive offices at 10250 Santa Monica Blvd., #155, Los Angeles, CA 90067.

Item 2.  Identity and Background

(a)	Giggles LLC is a California limited liability company.

(b)	The address of the Reporting Persons is 10250 Santa Monica Blvd., #155, Los Angeles, CA 90067.

(b)	The principal business of Giggles LLC is own and operate kid friendly restaurants named Giggles N Hugs.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The following is added to Item 3 of the Original Schedule 13D by adding the following at the end thereof:

Subsequently, on February 17, 2013, Giggles LLC distributed all of the 18,289,716 shares of common stock amongst its membership interest holders.

Item 4.   Purpose of Transaction

The following is added to Item 4 of the Original Schedule 13D by adding the following at the end thereof:

On February 17, 2013, Giggles LLC distributed all of the 18,289,716 shares of common stock amongst its membership interest holders.

CUSIP No. 37518A-104  Page of 4 Pages

Item 5.                      Interest in Securities of Issuer

The information contained on the cover pages to this Schedule 13D and the information set forth or incorporated in Items 2, 3 and 4 is incorporated by this reference.

(a)
As of the filing date of the Schedule 13D, as a result of the Merger, Giggles LLC may be deemed to have (i) beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) and (ii) shared power to vote 0 shares of common stock, which represents approximately 0% of the shares of common stock deemed to be outstanding pursuant to Rule 13d-1(j). This percentage of beneficial ownership was calculated by dividing the number of shares beneficially owned by Giggles LLC by 22,862,145 shares (the number of outstanding shares of common stock of the Issuer as of February 22, 2012, based upon the Issuer’s certified stockholder list).

(b)	The Reporting Person has shared power to vote and shared power to dispose of all of the shares beneficially owned by Giggles LLC.

(c)	Except as set forth or incorporated herein, the Reporting Person has not effected any transaction in the common stock during the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The information set forth in Items 3 and 4 are incorporated herein by reference.

Item 7. Materials to Be Filed as Exhibits

Exhibit Number	Description of Exhibits
99.2	Joint Filing Agreement dated as of January 12, 2012 between Giggles N Hugs LLC and Joey Parsi. (filed as Exhibit 99.2 to Amendment No. 1 to this Schedule 13D/A on January 19, 2012)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:                      March 13, 2012

Giggles N Hugs, LLC.

By:      /S/ Joey Parsi
Joey Parsi, Managing Member